UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CDC Corporation Chapter 11 Proceeding

     On December 5, 2011, the United States Trustee (the “Trustee”) and
Evolution CDC SPV Ltd., Evolution Master Fund Ltd., Segregated Portfolio M, and
E1 Fund Ltd. moved for the entry of an order directing the appointment of a
Chapter 11 trustee in the bankruptcy case (the “CDC Corporation Bankruptcy”)
pending in the United States Bankruptcy Court (the “Court”), Northern District
of Georgia, Atlanta, Division, of CDC Corporation (“CDC” or “Debtor”), the
parent company of CDC Software Corporation (the “Company”).

     A hearing was held on the foregoing motions on December 19 and 20, 2011.

     On January 4, 2012, the Court approved motions relating to an expanded scope of employment for Finley, Colmer and Company as Chief Restructuring
Officer of Debtor, and the execution of an amended and restated engagement agreement relating thereto (the “Second Amended CRO Agreement”).

     Under the terms of the Second Amended CRO Agreement, which was approved by the board of directors of Debtor (the “CDC Board”) on December 22, 2011, Mr.
Marc Watson, as CRO of Debtor, is vested with complete authority and is empowered to make all decisions concerning the management of Debtor’s business, operations, and bankruptcy reorganization and shall assume such other duties as are usually and customarily performed by the CDC Board, a chief executive officer, a chief operating officer, or chief financial officer, as the case may be, of a business of similar kind and size.  The CRO’s engagement is not subject to a fixed expiration date and will terminate only upon order of the Court.

     As a result of the foregoing, the CRO may have the ability to vote CDC’s controlling interest in the Company.

Interim Acting Chief Executive Officer Agreement

     On December 31, 2011, the board of directors of the Company (the “Software
Board”) ratified the execution of an executive services agreement, effective
October 11, 2011, by and between CDC Software Asia Corporation and Tonteec
Limited (“Tonteec”) for the services of the Company’s Interim Acting Chief
Executive Officer, Dr. CK Wong (the “Interim CEO Agreement”).

     The Interim CEO Agreement provides for a six month term, which is extendable to one year upon agreement of the parties, and further provides that
Tonteec shall receive, in exchange for Dr. Wong’s services to the Company, the following compensation:

  • cash compensation of $100,000 per month, payable monthly in arrears;

 • an aggregate of 50,000 restricted shares of the Company’s class A ordinary shares under the Company’s 2009 Stock Incentive Plan, as amended, which shall vest in equal quarterly installment over a three year period; and

        • a potential cash bonus, from time to time, in such amounts and based upon such factors as may be determined and approved by the Software Board in their sole discretion, upon recommendation by the Compensation Committee of the
Software Board.

     The Company will reimburse Tonteec for Dr. Wong’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the policies of the Company, as well as living expenses while
Dr. Wong is in Atlanta, Georgia.

     Tonteec and Dr. Wong have also agreed to, subject to certain exceptions, non-competition and non-solicitation periods of 12 months after the termination of the Interim CEO Agreement.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by the full text of the Interim CEO Agreement, which is provided as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit No.     Description

99.1            Executive Services Agreement effective October 11, 2011 by and between CDC Software Asia Corporation and Tonteec Limited

99.2            Press release dated December 20, 2011
                CDC Software Named to Prestigious Food Logistics 100 List of Top
                Software and Technology Providers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: January 5, 2012	By:	Wong Chung Kiu
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Executive Services Agreement effective October 11, 2011 by and between CDC Software Asia Corporation and Tonteec Limited
99.2	Press release dated December 20, 2011, entitled "CDC Software Named to Prestigious Food Logistics 100 List of Top Software and Technology Providers"